UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    June 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.  Director/PDMR Shareholding dated 6 June 2006
2.  Publication of Prospectus dated 7 June 2006
3.  Director/PDMR Shareholding dated 8 June 2006
4.  Publication of Prospectus dated 9 June 2006
5.  Director/PDMR Shareholding dated 12 June 2006
6.  Director/PDMR Shareholding dated 13 June 2006
7.  Publication of Prospectus dated 16 June 2006
8.  Director/PDMR Shareholding dated 20 June 2006
9.  Acquisition dated 22 June 2006
10. Director/PDMR Shareholding dated 27 June 2006
11. Disposal dated 29 June 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 3, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: July 3, 2006                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                                    6 June 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 June 2006 that it had between 1 June and 2 June exercised its discretion and released a total of 78,056 ordinary shares in Barclays PLC. None of the shares purchased were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,194,184 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Barclays Bank PLC and Barclays Capital (Cayman) Limited Warrant Programme dated 2 June 2006

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1854e_-2006-6-7.pdf



For further information, please contact

Jonathan Martin (jonathan.martin@barclayscapital.com)


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 3.

                                                                     8 June 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 June 2006 that it had on 7 June 2006 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 608.50p per share:


Director/PDMR             Number of Shares

Mr G A Hoffman            42
Mr D L Roberts            42
Mr J S Varley             42
Mr L C Dickinson          16


The Barclays Group Sharepurchase Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 June 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director                 Beneficial Holding     Non Beneficial
                                                Holding

Mr G A Hoffman           317,489                -
Mr D L Roberts           221,225                -
Mr J S Varley            374,864                -


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,194,184 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 4.

                              Barclays Bank PLC

                                                                     9 June 2006

                           Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 8 June 2006 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3711e_-2006-6-9.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
London
E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5.

                                                                    12 June 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



Sir Nigel Rudd, a director of Barclays PLC, notified the Company on 9 June 2006 that on 9 June 2006 he had purchased 32,000 ordinary shares in the Company at a price of 610.50p per share.

Following this transaction, Sir Nigel Rudd has a total beneficial interest in 49,871 ordinary shares in Barclays PLC.

Exhibit 6.

                                                                    13 June 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 12 June 2006 that it had between 6 June and 8 June exercised its discretion and released a total of 52,925 ordinary shares in Barclays PLC. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,141,259 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 7.

                               Barclays Bank PLC

                           Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 16 June 2006 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7451e_-2006-6-16.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP



DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 8.

                                                                    20 June 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 19 June 2006 that it had between 13 June and 14 June 2006 exercised its discretion and released a total of 218,969 ordinary shares in Barclays PLC. None of the shares purchased were in respect of an award made to a director of Barclays PLC.


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 162,922,290 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 9.

                                                                  22nd June 2006


   BARCLAYS PLC TO ACQUIRE US MORTGAGE SERVICING BUSINESS OF HOMEQ SERVICING
                     CORPORATION FROM WACHOVIA CORPORATION

Barclays Bank PLC ("Barclays") announces that it has entered into an agreement to purchase the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation ("Wachovia") for a consideration of $469 million. This consideration represents net book value for the mortgage servicing rights ("MSR") and fixed assets, and $209 million in respect of advances, the collection of which is fully indemnified by Wachovia. The consideration is subject to an adjustment mechanism based on the value of the MSR and advances at completion of the transaction. Completion is subject to various conditions including regulatory consents. Barclays will finance the transaction out of existing cash resources.

This transaction will add further capabilities to Barclays Capital's successful mortgage securitisation franchise in the US.

Grant Kvalheim, Co-President of Barclays Capital, commented, "This is a great opportunity for Barclays Capital to add an additional first-class operation to its US business. This transaction will enable us to grow our existing US mortgage securitisation franchise. It will improve our ability to price deals, manage risk and expand our list of counterparties."

                                    - ENDS -


For further information please contact

Investor Relations                      Media Relations
Mark Merson/James S Johnson             Alistair Smith/Jo Thethi
+44 (0) 20 7116 5752/2927               +44 (0) 20 7116 6132/6217

                                        Contact at Barclays Capital in New York:
                                        Peter Truell
                                        +1 (212) 412-7576

Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance, in particular with respect to Barclays Capital. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.


By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, global as well as US economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Exhibit 10.

                                                                    27 June 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 26 June 2006 that it had on 19 June 2006 exercised its discretion and released a total of 12,799 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.


2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 26 June 2006 that it had on 20 June 2006 exercised its discretion and purchased a total of 117,011 ordinary shares in Barclays PLC at a price of 598.78p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.


In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 163,026,502 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 11.

                                                                  29th June 2006


                                  BARCLAYS PLC

   Barclays announces definitive agreement for the disposal of 43.7% stake in
                             FirstCaribbean to CIBC

Further to its announcement on 13th March 2006, Barclays Bank PLC ("Barclays") has now entered into a definitive agreement with Canadian Imperial Bank of Commerce ("CIBC") for the sale of Barclays 43.7% shareholding in FirstCaribbean International Bank Limited ("FirstCaribbean").

As previously announced, CIBC will pay a price of US$1.62 per FirstCaribbean share, valuing Barclays stake at approximately $1.08 billion. The transaction, which is subject to a number of conditions, including the receipt of applicable regulatory approvals, is anticipated to complete in late 2006.

Under the definitive agreement, CIBC has the option of paying for the transaction in cash, CIBC common shares, or a combination of cash and shares, the relative proportions of which CIBC will determine before completion. Barclays would not intend to be a long term holder of any CIBC shares it may receive in connection with this transaction.

Promptly after the close of the transaction, CIBC will be required to make a mandatory offer to all shareholders in FirstCaribbean. The mandatory offer will also be at a price of $1.62 per share. Both CIBC and FirstCaribbean have reiterated their commitment to maintaining a strong minority ownership that they expect to grow in the future.

The parties have agreed to structure the transaction in two stages, with Barclays selling 90% of its holding initially and then CIBC potentially acquiring, at Barclays option, the balance through the subsequent mandatory tender offer. The consideration represents a multiple of 17.5x FirstCaribbean's operating earnings for the year ended 31 October 2005 and a multiple of 3.0x FirstCaribbean's tangible book value. Assuming a sale of 100% of Barclays stake in FirstCaribbean, the post-tax gain to Barclays on the sale is approximately GBP250 million.

CIBC will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.

Naguib Kheraj, Group Finance Director, Barclays PLC, said: "This transaction leaves FirstCaribbean well positioned for its future development. While the combination of Barclays and CIBC's Caribbean retail banking assets created value for all stakeholders, the future strategy of FirstCaribbean is now best pursued with one controlling shareholder."

                                    - ENDS -


For further information please contact:

Barclays

Investor Relations                     Media Relations
Mark Merson/James S Johnson            Alistair Smith/Laura Vergani
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6132/8335


CIBC

Investor Relations                     Media Relations
John Ferren                            Rob McLeod
+1 416 980 2088                        +1 416 980 3714


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 113,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses: Barclays Capital, Barclays Global Investors, UK Banking, Barclaycard, Wealth Management and International Retail & Commercial Banking.

About CIBC

CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

About FirstCaribbean

FirstCaribbean has over 3,400 staff, 100 branches and banking centres, and offices in 17 countries comprising: Anguilla, Antigua, The Bahamas, Barbados, Belize, The British Virgin Islands, The Cayman Islands, Curacao, Dominica, Grenada, Jamaica, St Kitts & Nevis, St Lucia, St Maarten, St Vincent and the Grenadines, Trinidad & Tobago and The Turks & Caicos Islands. The bank has approximately 780,000 active accounts.

Disclaimer

The announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays control. As a result, the actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.